HOMESTEAD FUNDS, INC.
4301 Wilson Boulevard
Arlington, VA 22203

October 27, 2008

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Homestead Funds, Inc. (the “Registrant”) File Nos. 33-35788, 811-06136

In connection with responses being made on behalf of the Registrant to comments provided via telephone conversation on October 3, 2008 with respect to Registrant’s Annual Report for the fiscal year ended December 31, 2007, as filed as part of Form N-CSR on March 7, 2008, (the “Annual Report”), Registrant’s Form NSAR-B, as filed February 29, 2008, (“NSAR”), and the Registrant’s Form N-Q for the period ended March 31, 2008, as filed May 30, 2008, (“N-Q”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Annual Report / NSAR / N-Q;

•
comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to Staff comments in the Annual Report / NSAR / N-Q reviewed by the Staff do not preclude the SEC from taking any action with respect to the Annual Report / NSAR / N-Q; and

•	the Registrant will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comment 1:	In footnote (a) of the Expense Example, describe the calculation using numbers instead of words.

Response:	Comment accepted. In the December 31, 2008 Annual Report and future periodic reports, we will use numbers instead of words in footnote (a) to describe the calculation.

Division of Investment Management October 27, 2008 Page 2 of 5

Comment 2:	In the calculation for the Expense Example, use expenses for the last six months of the period then annualize, instead of using the annual expenses.

Response:
Comment accepted.  We recalculated the annualized expense ratio using expenses for the last six months of 2007.  In several cases the recalculated amount was different from what was reported, however, in all cases the amount was less than what was reported and the differences were not material.  In the December 31, 2008 Annual Report and future periodic reports, we will use the expenses for the last six months of the period, then annualize.

Comment 3:
In the section for Board of Directors’ Considerations in Approving the Advisory Agreements, provide more details on specific information that the Board reviewed.  Relate factors to specific conclusions.

Response:
Comment accepted.  In the December 31, 2008 Annual Report and future periodic reports, we will provide more details on specific information that the Board reviewed and will relate factors to specific conclusions.

Comment 4:	In the Schedule of Investments for the International Value Fund, do not include foreign cash. Move foreign cash to the Statement of Assets and Liabilities.

Response:
Comment accepted.  In the December 31, 2008 Annual Report and future periodic reports, we will not disclose foreign cash in the Schedule of Investments, but will include it in the Statement of Assets and Liabilities.

Comment 5:	In the Statement of Changes in Net Assets, disclose the undistributed net income or gains.

Response:	Comment accepted. In the December 31, 2008 Annual Report and future periodic reports, we will add a line in the Statement of Changes in Net Assets, disclosing the undistributed net income or gains.

Comment 6:	In the Financial Highlights, disclose when the average share method is used to calculate the per share amounts.

Response:	Comment accepted. In the December 31, 2008 Annual Report and future periodic reports, we will disclose if the average share method is used to calculate per share amounts.

Division of Investment Management October 27, 2008 Page 3 of 5

Comment 7:	In the Notes to Financials include disclosure regarding the short-term redemption fees. Additionally, redemption fees should be shown separately in the Statement of Changes, if material.

Response:
Comment accepted.  In the December 31, 2008 Annual Report and future periodic reports, we will provide disclosure of specific information related to the short-term redemption fees in the Notes to Financials.  Additionally, we will show redemption fees separately in the Statement of Changes, when material.

Comment 8:	In the Notes to Financials, Note 3. Federal Income Tax Information, verify the accuracy of the Stock Index Fund’s tax reclassification amounts.

Response:
Comment acknowledged.  We reviewed the tax reclassification table for the Stock Index Fund and determined that the proper disclosure should have been Undistributed Gain/Loss: $830 and Paid in Capital: $12,717.  We will implement an electronic audit check for this table to ensure the disclosure agrees to the financials in the December 31, 2008 Annual Report and future periodic reports.

Comment 9:
In the Notes to Financials, Note 3. Federal Income Tax Information, explain why the tax character of distributions paid is different from the amount shown in statements for the International Value Fund.

Response:
Comment acknowledged.  We reviewed the tax character of distributions paid table for the International Value Fund and determined that the long-term gain shown in the disclosure should have been $2,329,418, instead of $2,583,836.  We will implement an electronic audit check for this table to ensure the disclosure agrees to the financials in the December 31, 2008 Annual Report and future periodic reports.

Comment 10:	Consider enhancing disclosure of the tax character of distributable earnings.

Response:
Comment acknowledged.  We agree that the sample table provided will improve the tax character of distributable earnings disclosure.  We are in the process of evaluating how we can format such a table into our existing report.

Comment 11:	In the Notes to Financials, Note 5. Related Parties, include language explaining that the expense limitation excludes acquired fund fees and expenses.

Division of Investment Management October 27, 2008 Page 4 of 5

Response:
Comment accepted.  In the December 31, 2008 Annual Report and future periodic reports, we will add language to the related party note explaining that the expense limitation excludes acquired fund fees and expenses.

Comment 12:	In the Notes to Financials, Note 6. Capital Share Transactions, explain why there is a decrease in dollars, but an increase in shares for the Stock Index Fund.

Response:
Comment acknowledged.  The decrease in dollars reflected in the table is due to an adjustment to paid in capital resulting from an in-kind transfer of fund assets during the year from one master portfolio to another.  In the event of in-kind transactions in the future, we will add a notation to the table.

Comment 13:	In Form N-CSR, Item 2. Code of Ethics, if there have not been any amendments or waivers to the Code of Ethics, state “there have been no amendments or waivers.”

Response:
Comment accepted.  In the N-CSR filing for the period ended December 31, 2008 and in future N-CSR filings, we will state “there have been no amendments or waivers” in Item 2, if there have not been any amendments or waivers to the Code of Ethics.

Comment 14:	In Form N-CSR, Item 4(e)(2), state “0%” if all accountant fees and services were approved by the Audit Committee.

Response:	Comment accepted. In the N-CSR filing for the period ended December 31, 2008 and in future N-CSR filings, we will state “0%”, when all accountant fees and services are approved by the Audit Committee.

Comment 15:	In Form NSAR, make sure when attaching the Accountant’s Report, the name, date, city and state are included.

Response:
Comment accepted.  In the NSAR filing for the period ended December 31, 2008 and in future NSAR filings, we will verify that the name, date, city and state are included when attaching the Accountant’s Report.

Comment 16:	In Form N-Q, disclose tax cost and tax unrealized appreciation /depreciation of each portfolio.

Response:	Comment accepted. In the N-Q filing for the period ended September 30, 2008 and in future N-Q filings, we will disclose the tax cost and tax unrealized appreciation / depreciation of each portfolio.

Division of Investment Management October 27, 2008 Page 5 of 5

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact Amy M. DiMauro, Treasurer of the Registrant, at (703) 907-5952, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter R. Morris

Peter R. Morris
President, Homestead Funds, Inc.

cc:        Danielle C. Sieverling
Chief Compliance Officer, Homestead Funds, Inc.

Kelly Bowers Whetstone, Esq.
Secretary, Homestead Funds, Inc.

Amy M. DiMauro
Treasurer, Homestead Funds, Inc.